Savannah Sauce Company

Retail Cooking Social Impact Community Food

When life throws tomatoes at you; make salsa!

SAVANNAHSAUCECOMPANY.COM SAVANNAH GEORGIA





This idea sort of chose us. We had no idea that we would be in the sauce business. Circumstances placed us into this industry. When life gives you lemons; make lemonade. Savannah Sauce Company is our lemonade.

Tracey Richburg Founder/CEO @ Savannah Sauce Company

Why you may want to support us...

1. In less than 24 months, we on-boarded Savannah Sauce Company's signature sauces into 46 Whole Foods Market stores in the Southern Region
2. Named one of the "2016 Woman Vetrepreneurs We Love" by the National Veteran-Owned Business Association
3. Created the "Tiny Homes for Big Heroes" cookbook to sustain tiny house communities for homeless Veterans
4. The sauce and condiment industry is a $21 billion dollar industry.
5. The Covid-19 Pandemic has not negatively affected our sales. Sales have actually increased via mail order and in-store .
6. 1st Problem: A lack of all-natural gourmet readily accessible sauces and condiments for health conscious consumers.
7. 2nd Problem: Contemporary foodies demand premium quality health conscious products that are flavorful and delicious.
8. THE SOLUTION: Provide high quality all-natural ready-made sauces, salsa, jams and sauces at affordable prices.

Why People ❤ Us

Savannah Sauces is a small business that has introduced one of Americans favorite things to add to a dish, meal or side. The sauces are delicious, wholesome and homemade. Creating a sauce with all natural and fresh ingredients is a healthier way for consumers to have wonderful tasking condiments, sauces and salsa. Secondly I believe the owners are the most remarkable entrepreneurs. Tracey is an incredible creative genius that can handle her business with Savannah Sauces and natural doggy treats. Michael Roberson is an innovative thinker. He is has so many wonderful ideas about Savannah Sauces and has created other ventures and ideas with the thought to keep consumers healthy.

Tanya Scott-Pilcher Board Member

LEAD INVESTOR | INVESTING $1,250 THIS ROUND & $1,250 PREVIOUSLY

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Tracey Richburg
Founder/CEO
U.S. Army Veteran and former Medical Laboratory Technician.



Michael Roberson
VP, New Business Development
Former project manager in the construction industry for 18 years.

In the news

Downloads

- elderberries-inprint 2 .pdf
- SSCSLIDES.pdf
- Tiny Homes for Big Heroes Cookbook Cover.pdf
- Vetpreneur Magazine Article1.pdf
- Vetrepreneur Magazine Article2.pdf
- condiments-inprint 1 .pdf

How it all began...


the bridge


VETREPRENEUR
NaVOBA

We started Savannah Sauce Company by accident. After military service in the United States Army, Tracey was working as a medical technologist and Mike as a project manager at a university. Life was great. Mike had gotten a promotion and was on the fast track for success. While on vacation in Jekyll Island, Georgia , the two [Tracey and Mike] attended a Shrimp & Grits Festival, where they met a couple selling their Caribbean sauces. Tracey noticed that the couple offered distributorships. They purchased two sauces and after trying them, they purchased a distributorship with the understanding that the couple could keep up with demand and quality requirements. Shortly after getting the couple's product into retail stores, Tracey and Mike noticed increasingly declining quality issues which caused them to sever their ties and create their own signature sauces, Savannah Sauce Company turned this misfortune into an opportunity.

- After examining the sauce and condiment market; the two [Tracey and Mike] saw a void in the marketplace for great tasting sauces that were all-natural and met the dietary and quality requirements of health conscious consumers. They introduced their signature sauces to this $21 billion dollar industry. Tracey and Mike love doing special evens like the Shrimp and Grits Festival. Venues like this have been a powerful medium for building consumer awareness of the brand. Covid-19 has impacted these types in venues negatively as a result of social distancing. With more people practicing social distancing an staying at home and watching television to pass the time; Savannah Sauce Company will employ the use of technological tools to build brand awareness through regionally targeted commercials aired on multi-media platforms such as NetFlix and Hulu. Clever, memorable commercials will make the Savannah Sauce Company brands a house-hold name.
- We have gained so much traction since 2014. We started out in one store with one sauce. We have set goals to acquire shelf space in (2) new retailers each month. Service companies such as Amazon and Instacart have increased our sales during the Covid-19 social distance regulations; more people are eating at home and preparing their own meals. We offer a solution by way of our sauces for novice cooks to create gourmet quality meals. Many who try our sauces for the first time realize how convenient Savannah Sauce Company makes creating memorable and delicious meals. Once they try our sauces and are pleased with the results, they increase their confidence and expand their creativity to create new meal ideas. They [customers] like sharing this experience with friends and families and other SAUCEHEADS (Savannah Sauce Company Foodie).
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Savannah Sauce Company - Accelerator Pitch
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Investor Q&A

– COLLAPSE ALL

What does your company do?

Savannah Sauce Company's product line includes hot sauces, ketchups, BBQ sauce, marinades, and other assorted sauces. We allocate profits from sales to go towards helping Veterans and their families.

Where will your company be in 5 years?

Our ambition is to be sold in stores across the country (projections cannot be guaranteed); we want to be known for not only our delicious products, but good stewards of our planet and fellow man.

Why did you choose this idea?

This idea sort of chose us. We had no idea that we would be in the sauce business. Circumstances placed us into this industry. When life gives you lemons; make lemonade. Savannah Sauce Company is our lemonade.

What's new about what you're making? How is it different?

The word "sauce" is a French word that means a relish to make our food more appetizing. Sauces are liquid or semi-liquid foods devised to make other foods look, smell, and taste better, and hence be more easily digested and more beneficial. Because of the lack of refrigeration in the early days of cooking, meat, poultry, fish, and seafood didn't last long. Sauces and gravies were used to mask the flavor of tainted foods.

Sauces have been around for centuries and there's nothing essentially new or miraculous about sauces, except for the fact that many sauces today are loaded with unnatural preservatives. One of the things that is different about what we do is that we are returning to the basics-- making all- natural sauces as they were intended. Another thing that is different about our company is that we practice conscious capitalism. When a customer purchases one of our sauces they are not just purchasing one of the finest sauces ever crafted, they are making an investment into their community. Our Tiny Homes for Big Heroes Project empowers the consumer to change the lives of scores of homeless veterans through the purchase of our products. In particular, we give a portion of our sales to directly benefit homeless veterans. Moreover, we created the Tiny Homes for Big Heroes Project Cookbook to develop and sustain tiny home communities for homeless veterans. We will create a new cookbook yearly with new recipes creations made with our signature sauces. We get communities involved by reaching out to local chefs to submit entries. This grassroots and holistic approach positively impacts all stakeholders.

Who are your competitors? How are you different?

Our competitors are all-natural sauce companies (See slide deck Slide). Savannah Sauce Company's practice of conscious capitalism and corporate social responsibility sets us apart from our competition.

What do you understand about your business that others don't get?

Making that connection with the customers and actually collaborating with our retail partners is the main driver of our success.

How big is the market?

The gourmet sauce market is a 21 billion dollar addressable market and a 140 million dollar serviceable market.

According to IBIS World Industry Analyst Melissa Imbruglia, salad dressings, sauces and marinades inspire new flavors and meal ideas. The “Shopping for Health 2012” survey was referenced throughout the article and used as a benchmark for consumer demand, shopping behaviors and product innovation. Some key takeaways from the article include:

Other sauce categories capitalized on flavor trends including the use of bacon in soups and mustards, sauces featuring game meats like rabbit and venison, and expanding the balsamic flavor beyond salad dressings and vinegars to condiment sauces.

For marinades, sweet-hot and tangy-hot flavors are booming while sweet or sweet/tart flavors are favorites among barbecue sauces. The “Shopping for Health 2012” survey also found that consumers are more interested in protein and sodium content. Sodium was ranked as the top concern among label-reading consumers.

Balsamic, ranch and raspberry were the top three salad dressing flavors for new product innovations. Bacon, pomegranate and zesty flavors were also popular.

What's your biggest risk? What keeps you up at night?

A failing economy which would greatly reduce the demand for premium all-natural food products. Since Covid-19 we are experiencing a failing economy; however, Savannah Sauce Company is experiencing record on-line and in-store sales.

How will you make money?

Concentrating on quality, the customer, and practicing conscious capitalism will generate a sustainable demand for our company's products. This will translate into revenue growth.

How do you acquire customers?

We acquire customers through heavy in-store demoing and community involvement on a local and national stage. This helps to create brand awareness for our products.

What is FROG Jam?

We get this question all the time! No frogs are harmed in the making of our FROG Jam! This delicious jam contains figs, raspberries, orange and ginger. It can be used on something as simple as toast, or used on baked brie, roasted duck, or served on a cracker with cheese.